SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                               EDISON SCHOOLS INC.
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    281033100
                                 (CUSIP Number)

                                December 31, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [ ]     Rule 13d-1(c)
                  [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. 281033100                                          Page 2 of 7 Pages




1        Name of Reporting Person
         IRS Identification No. of Above Persons (ENTITIES ONLY)

                  INVESTOR INVESTMENTS AB

2        Check the Appropriate Box If a Member of a Group*

                                             a.       [ ]
                                             b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         SWEDEN

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,130,602
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   3,130,602

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,130,602

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                                      7.33%

12       Type of Reporting Person*

                  OO


* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 281033100                                          Page 3 of 7 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  INVESTOR AB

2        Check the Appropriate Box If a Member of a Group*

                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                         SWEDEN

                            5             Sole Voting Power
                                                   0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         3,130,602
    Each
Reporting                   7             Sole Dispositive
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   3,130,602

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   3,130,602

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                              [ ]

11       Percent of Class Represented By Amount in Row (9)

                                      7.33%

12       Type of Reporting Person*

                  OO


* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4 of 7 Pages





Item 1(a)         Name of Issuer:

                  Edison Schools Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  521 Fifth Avenue, 15th Floor, New York, NY 10175

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Investor   Investments  AB,  a  Swedish   corporation
                           ("IIAB") and

                  ii) Investor AB, a publicly held Swedish corporation ("Investor AB").

         This Statement relates to the Shares held for the account of IIAB. All of the issued and outstanding common stock of IIAB is owned by Investor AB.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of IIAB and Investor AB is Arsenalsgatan 8c, S-103 32, Stockholm, Sweden.

Item 2(c)         Citizenship:

                  i)       IIAB is a Swedish corporation and

                  ii)      Investor AB is a publicly held Swedish corporation.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, $.01 par value ("Shares" or "Class A Common Stock").

Item 2(e)         CUSIP Number:

                  281033100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of August 9, 2000, each of the Reporting Persons may be deemed the beneficial owner of 3,130,602 Shares. This number includes (A) 303,420 Shares issuable upon conversion of 303,420 shares of Class B Common

                                                            Page 5 of 7 Pages

Stock, $.01 par value, of the Company ("Class B Common Stock"), (B) 86,794 Shares issuable upon exercise of 86,794 options for Class A Common Stock and (C) 9,646 Shares issuable upon exercise of 9,646 options for Class B Common Stock and conversion of such shares. Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one Share of Class A Common Stock.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.33% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of IIAB.

Item 4(c) Number of shares as to which such person has:

      IIAB
      ----

      (i)    Sole power to vote or to direct the vote:                         0

      (ii)   Shared power to vote or to direct the vote:               3,130,602

      (iii)  Sole power to dispose or to direct the disposition of:            0

      (iv)   Shared power to dispose or to direct the disposition of:  3,130,602

      Investor AB
      -----------

      (i)    Sole power to vote or to direct the vote:                         0

      (ii)   Shared power to vote or to direct the vote:               3,130,602

      (iii)  Sole power to dispose or to direct the disposition of:            0

      (iv)   Shared power to dispose or to direct the disposition of:  3,130,602

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholder of IIAB has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by IIAB in accordance with its ownership interests in IIAB.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

                                                            Page 6 of 7 Pages


Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                       Page 7 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 9, 2000                        INVESTOR INVESTMENTS AB



                                             By:  /S/ Marcus Wallenberg
                                                 ------------------------
                                                 Name:  Marcus Wallenberg
                                                 Title: Director



                                             INVESTOR AB



                                             By:  /S/ Marcus Wallenberg
                                                 ---------------------
                                                 Name:  Marcus Wallenberg
                                                 Title: Chief Executive Officer